Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

82-4504

SUPPL

December 19, 2002

B.C. Securities Commission (via SEDA[redacted]
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

02060833

Dear Sirs:

RE: Form 27 (Material Change Report) Dated December 19, 2002
Pursuant to News Release Dated December 19, 2002

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

December 19, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

December 19, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

The Company announces that, subject to the approval of the TSX Venture Exchange, the private placement announced on November 13, 2002 has been oversubscribed by C$62,000 and will now result in the issue of 562,000 Units for C$1.00 per Unit.

In the Expropriation Claim hearing on December 6, 2002, the Court of Appeal reserved judgement until March, 2003.

Item 5 **Full Description of Material Change**

Private Placement: Management is pleased to report that the private placement for gross proceeds of up to C$500,000 announced on November 13, 2002 has been oversubscribed, and has accordingly been increased by C$62,000. The private placement will now result in the issue of 562,000 Units for C$1.00 per Unit. Each Unit will be comprised of ten common shares and one Share Purchase Warrant which will entitle the holder to purchase three additional shares for C$0.13 per share until April 30, 2003. The proceeds from this financing will be used for general working capital, current obligations and development of mineral properties. The private placement, as amended, remains subject to regulatory approval. Commissions will be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

Expropriation Claim: At the hearing on December 6, 2002, the Court of Appeal reserved judgement and management does not expect to receive the Court's judgement before March, 2003.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 19, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.